                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
             FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. __)(1)

                         Innovive Pharmaceuticals, Inc.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45774F 10 5
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                                 (CUSIP Number)

                     Wolf, Block, Schorr and Solis-Cohen LLP
                            Attn: Lester E. Lipschutz
                          1650 Arch Street, 22nd Floor
              Philadelphia, Pennsylvania 19103-2097, (215) 977-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 29, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

                              (Page 1 of 10 Pages)
--------------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 45774F 10 5                                        Page 2 of 10 Pages
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1. NAME OF REPORTING PERSON:
   Lester E. Lipschutz
   I.R.S. Identification No. of Above Person (Entities Only)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)
                                                                         (b)

3. SEC USE ONLY

4. SOURCE OF FUNDS (See instructions) - OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) OR 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION - U.S.A.

NUMBER OF         7.       SOLE VOTING POWER - 1,399,129
SHARES
BENEFICIALLY      8.       SHARED VOTING POWER - 0
OWNED BY
EACH              9.       SOLE DISPOSITIVE POWER - 1,399,129
REPORTING
PERSON WITH       10.      SHARED DISPOSITIVE POWER - 0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 1,399,129

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 35.8%

14. TYPE OF REPORTING PERSON (See instructions) - IN

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CUSIP No. 45774F 10 5                                        Page 3 of 10 Pages
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1. NAME OF REPORTING PERSON:
   The Lindsay A. Rosenwald 2000 Family Trusts dated December 15, 2000*
   I.R.S. Identification No. of Above Person (Entities Only)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)
                                                                         (b)

3. SEC USE ONLY

4. SOURCE OF FUNDS (See instructions) - OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) OR 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION - New York

NUMBER OF         7.       SOLE VOTING POWER - 1,007,488
SHARES
BENEFICIALLY      8.       SHARED VOTING POWER - 0
OWNED BY
EACH              9.       SOLE DISPOSITIVE POWER - 1,007,488
REPORTING
PERSON WITH       10.      SHARED DISPOSITIVE POWER - 0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 1,007,488*

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 25.8%

14. TYPE OF REPORTING PERSON (See instructions) - OO


* The Lindsay A. Rosenwald 2000 Family Trusts dated December 15, 2000 are comprised of five trusts for the benefit of the following minors: Doni Rosenwald, Joshua Rosenwald, Demiona Rosenwald, David Rosenwald and Tamar Rosenwald.

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CUSIP No. 45774F 10 5                                        Page 4 of 10 Pages
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1. NAME OF REPORTING PERSON:
   The Lindsay A. Rosenwald 2000 (Delaware) Irrevocable Indenture of Trust I.R.S. Identification No. of Above Person (Entities Only)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)
                                                                         (b)

3. SEC USE ONLY

4. SOURCE OF FUNDS (See instructions) - OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) OR 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION - Delaware

NUMBER OF         7.       SOLE VOTING POWER - 185,514
SHARES
BENEFICIALLY      8.       SHARED VOTING POWER - 0
OWNED BY
EACH              9.       SOLE DISPOSITIVE POWER - 185,514
REPORTING
PERSON WITH       10.      SHARED DISPOSITIVE POWER - 0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 185,514

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 5.21%

14. TYPE OF REPORTING PERSON (See instructions) - OO

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CUSIP No. 45774F 10 5                                        Page 5 of 10 Pages
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ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D is filed in connection with the beneficial ownership of the $.001 par value common stock (the "Common Stock") of Innovive Pharmaceuticals, Inc., a Delaware corporation (the "Issuer").

         The address of the principal executive offices of the Issuer is 555 Madison Avenue, 25th Floor, New York, New York 10022.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) Name of persons filing:

             This statement is filed by:

             (1) Lester E. Lipschutz with respect to the shares of the Common Stock owned by (A) The Lindsay A. Rosenwald 2000 Family Trusts dated December 15, 2000 (the "Family Trusts"), comprised of five trusts for the benefit of Doni Rosenwald, Joshua Rosenwald, Demiona Rosenwald, David Rosenwald and Tamar Rosenwald, of which Mr. Lipschutz is the sole trustee, (B) The Lindsay A. Rosenwald 2000 (Delaware) Irrevocable Indenture of Trust (the "Delaware Trust," and together with the Family Trusts, the "Trusts"), of which Mr. Lipschutz is the sole advisor, and
         (C) certain other trusts, of which Mr. Lipschutz is either a trustee or advisor;

             (2) The Family Trusts with respect to the shares of Common Stock owned directly by them; and

             (3) The Delaware Trust with respect to the shares of Common Stock owned directly by it.

             The foregoing persons are sometimes hereinafter collectively referred to as the "Reporting Persons."

         (b) Business address:

             The principal business address of each of the Reporting Persons is c/o Wolf, Block, Schorr and Solis-Cohen LLP, 1650 Arch Street, 22nd Floor, Philadelphia, Pennsylvania 19103-2097.

         (c) Principal occupation or business:

             Mr. Lipschutz is presently a practicing attorney. He is a partner in the law firm of Wolf, Block, Schorr and Solis-Cohen LLP, located at 1650 Arch Street, 22nd Floor, Philadelphia, Pennsylvania 19103-2097.

             The Trusts are estate and family trusts created for the benefit and Lindsay A. Rosenwald and his family.

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CUSIP No. 45774F 10 5                                        Page 6 of 10 Pages
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         (d) None of the Reporting Persons has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

         (e) None of the Reporting Persons has been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship or Place of Organization:

             Mr. Lipschutz is a citizen of the United States of America.
         The Family Trusts are entities existing under the laws of the State of New York. The Delaware Trust is an entity existing under the laws of the State of Delaware.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Family Trusts were created by Lindsay A. Rosenwald under an indenture of trust dated December 15, 2000 for the benefit of his minor children, Doni Rosenwald, Joshua Rosenwald, Demiona Rosenwald, David Rosenwald and Tamar Rosenwald. The Delaware Trust was created by Lindsay A. Rosenwald for his benefit under an irrevocable indenture of trust. Mr. Rosenwald funded each of the Trusts with his personal funds.

         The Trusts acquired the shares of Common Stock owned directly by them in connection with the Issuer's initial capitalization on May 17, 2004. The Family Trusts later made a loan to the Issuer evidenced by a Future Advance Promissory Note dated April 27, 2006 (the "Note"). On June 21, 2006, the Note was amended to provide for the conversion of the Note upon consummation of an equity financing by the Issuer into the shares of the equity securities offered by the Issuer in such financing on the same terms and conditions offered thereby. On June 29, 2006, the Issuer completed a private placement of its $.001 par value Series A convertible preferred stock (the "Series A Stock") at a price per share of $3.96 and, as a result, the amount then outstanding under the Note, $1,377,621.23, was automatically converted on that date into 347,884 shares of Series A Stock. Each share of Series A Stock is convertible into one share of Common Stock.

         Mr. Lipschutz does not personally own any securities of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION

         The shares of Common Stock and Series A Stock described herein were acquired and are held by the Trusts for investment purposes. Mr. Lipschutz, on behalf of the Trusts, intends to continually review the Issuer's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. Based on an evaluation of these and other similar considerations, he will determine what course of action to take, including without limitation, acquisitions of additional securities of the Issuer or dispositions of securities of the Issuer.

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CUSIP No. 45774F 10 5                                        Page 7 of 10 Pages
--------------------------------------------------------------------------------

         Except as described above, at the present time, none of the Reporting Persons has any specific plans or proposals that relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer:

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The interests in the Common Stock described herein are as follows:

             (1) Mr. Lipschutz is the beneficial owner of an aggregate of 1,399,129 shares of Common Stock, which comprises 35.8% of the outstanding shares of Common Stock, as calculated in accordance with Rule 13d-3(d)(1). In his capacity as trustee or advisor of the following trusts, Mr. Lipschutz beneficially owns (A) 659,604 shares of Common Stock held by the Family Trusts, (B) 185,514 shares of Common Stock held by the Delaware Trust, (C) 347,884 shares of Series A Stock held by the Family Trusts, (D) 68,709 shares of Common Stock held by the Lindsay A. Rosenwald Alaska Irrevocable Trust, (E) 68,709 shares of Common Stock held by the Lindsay A. Rosenwald Nevada Irrevocable Indenture of Trust, and (F) 68,709 shares of Common Stock held by the Lindsay A. Rosenwald Rhode Island Irrevocable Indenture of Trust. Mr. Lipschutz disclaims beneficial ownership of the shares held by these trusts.

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CUSIP No. 45774F 10 5                                        Page 8 of 10 Pages
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             (2) The Family Trusts are the beneficial owner of an aggregate of 1,007,488 shares of Common Stock, which comprises 25.8% of the outstanding shares of Common Stock, as calculated in accordance with Rule 13d-3(d)(1). The Family Trusts hold 659,604 shares of Common Stock and 347,884 shares of Series A Stock, all of which are held in equal and undivided proportion among the five trusts comprising the Family Trusts.

             (3) The Delaware Trust is the beneficial owner of an aggregate of 185,514 shares of Common Stock, which comprises 5.2% of the outstanding shares of Common Stock, as calculated in accordance with Rule 13d-3(d)(1). Specifically, the Delaware Trust holds 185,514 shares of Common Stock and no shares of Series A Stock.

         (b) In his capacity as trustee or advisor to the aforementioned trusts, Mr. Lipschutz has sole voting and dispositive power over the 1,051,245 shares of Common Stock and 347,884 shares of Series A Stock held collectively by these trusts.

         (c) During the past 60 days, neither Mr. Lipschutz nor any of the aforementioned trusts has effected any transactions in the securities of the Issuer except as described herein.

         (d) No person other than Mr. Lipschutz has the power to direct the receipt of dividends from, or proceeds from the sale of, the securities held by the Trusts, in his absolute discretion. The beneficiaries of the Family Trusts are Doni Rosenwald, Joshua Rosenwald, Demiona Rosenwald, David Rosenwald and Tamar Rosenwald. Mr. Lindsay Rosenwald is the beneficiary of the other aforementioned trusts, and his wife, Rivki Rosenwald, is a potential beneficiary of all such trusts, including the Family Trusts. None of these beneficiaries has the right to receive the securities held by the Family Trusts or any of the proceeds or dividends thereof, although Mr. Lipschutz may make any such distributions at any time to any of the named beneficiaries in his sole discretion.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than the Joint Filing Agreement attached hereto as an exhibit, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer to which the any of the Reporting Persons is a party, except as herein described or attached as an exhibit hereto.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         Exhibit 1 - Joint Filing Agreement, dated July 10, 2006, among Mr. Lipschutz, the Family Trusts and the Delaware Trust.

         Exhibit 2 - Future Advance Promissory Note, dated April 27, 2006, issued to the Family Trusts, as amended by Amendment No.1 dated June 21, 2006.

              (the remainder of this page intentionally left blank)

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CUSIP No. 45774F 10 5                                        Page 9 of 10 Pages
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 10, 2006


                                       /s/ Lester E. Lipschutz
                                       -----------------------
                                       Lester E. Lipschutz



                                       THE LINDSAY A. ROSENWALD 2000 FAMILY
                                       TRUSTS DATED DECEMBER 15, 2000


                                       By: /s/ Lester E. Lipschutz
                                           -----------------------
                                       Lester E. Lipschutz, Trustee



                                       THE LINDSAY A. ROSENWALD 2000 (DELAWARE)
                                       IRREVOCABLE INDENTURE OF TRUST


                                       By: /s/ Lester E. Lipschutz
                                           -----------------------
                                       Lester E. Lipschutz, Advisor

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CUSIP No. 45774F 10 5                                        Page 10 of 10 Pages
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                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that this Statement on Schedule 13D with respect to the beneficial ownership of shares of par value $.001 Common Stock of Innovive Pharmaceuticals, Inc., a Delaware corporation, is filed jointly, on behalf of each of them.

Dated: July 10, 2006


                                       /s/ Lester E. Lipschutz
                                       -----------------------
                                       Lester E. Lipschutz



                                       THE LINDSAY A. ROSENWALD 2000 FAMILY
                                       TRUSTS DATED DECEMBER 15, 2000


                                       By: /s/ Lester E. Lipschutz
                                           -----------------------
                                       Lester E. Lipschutz, Trustee



                                       THE LINDSAY A. ROSENWALD 2000 (DELAWARE)
                                       IRREVOCABLE INDENTURE OF TRUST


                                       By: /s/ Lester E. Lipschutz
                                           -----------------------
                                       Lester E. Lipschutz, Advisor

                                    EXHIBIT 2

                         FUTURE ADVANCE PROMISSORY NOTE

FOR AMOUNTS ADVANCED
AS SHOWN ON SCHEDULE A                                        New York, New York
ATTACHED HERETO                                                   April 27, 2006

         For value received, the undersigned, INNOVIVE PHARMACEUTICALS, INC., a Delaware corporation (the "Borrower"), having an address of 787 Seventh Avenue, New York, NY 10019, hereby promises to pay to the order of THE LINDSAY A. ROSENWALD 2000 FAMILY TRUSTS DATED DECEMBER 15, 2000, or its permitted assigns (the "Holder"), having an address of c/o Lester E. Lipschutz, Wolf, Block, Schorr and Solis-Cohen, LLP, 1650 Arch Street, Philadelphia, PA 19103, at such place as the Holder may from time to time designate in writing, in lawful currency of the United States of America, an amount equal to the sum of all loans made by the Holder to the Borrower pursuant to Section 2 hereof in immediately available funds, together with interest at the rate provided below, subject to the terms and conditions hereof.

         1. Interest. Interest shall accrue on the unpaid principal balance of this Note at a fixed rate equal to five percent (5%) per annum, and shall be payable on the Maturity Date, or, if earlier, simultaneously with any prepayment pursuant to Section 5 below; provided, however, that upon an Event of Default (as defined below), the interest rate on this Note shall be increased to twelve percent (12%) per annum. Simple interest from the date of each advance as referenced on Schedule A attached hereto shall be computed on the basis of a 360-day year of twelve 30-day months.

         2. Loans. From and after the date hereof, but prior to the earlier of the Maturity Date, or such later date as the Holder and the Borrower may agree in writing, Borrower may request the Holder to provide loans under this Note. For purposes of this Note, any amounts which the Holder pays to third parties on behalf of the Borrower for obligations arising out of the operations of the business of the Borrower shall be considered a "loan." Promptly after such request, if no Event of Default shall have occurred and be continuing, the Holder may provide such loan to the Borrower in the amount requested. The Borrower hereby authorizes the Holder to record on the attached Schedule A the principal amount of each loan made by the Holder to the Borrower; provided, however, that any failure by the Holder to record any such loan shall not affect the Borrower's obligation to repay such loan, together with interest thereon, in accordance with this Note.

         3. Maturity Date. The unpaid principal balance of this Note, and all interest accrued thereon, shall become immediately due and payable on the earliest to occur of the following: (i) the third anniversary of the date hereof; (ii) the consummation of an equity financing (whether in one transaction or a series of related transactions) in which the gross proceeds to the Borrower equal or exceed two hundred fifty percent (250%) of the then outstanding principal amount of this Note; (v) a Sale of the Borrower; or (vi) an Event of Default (as defined below). For purposes hereof, a "Sale of the Borrower" shall mean (x) the sale of all or substantially all of the Borrower's assets; (y) the sale or transfer of the outstanding shares of capital stock of the Borrower; or
(z) the merger or consolidation of the Borrower with another person or entity, in each case in clauses (y) and (z) above under circumstances in which the holders of the voting power of outstanding capital stock of the Borrower, immediately prior to such transaction, own less than 50% in voting power of the outstanding capital stock of the Borrower or the surviving or resulting corporation or acquirer, as the case may be, immediately following such transaction. A sale (or multiple related sales) of one or more subsidiaries of the Borrower (whether by way of merger, consolidation, reorganization or sale of all or substantially all assets or securities) which constitutes all or substantially all of the consolidated assets of the Borrower shall be deemed a Sale of the Borrower.

         4. Voluntary Prepayment. All unpaid principal and interest on this Note may be prepaid in whole or in part at any time without premium or penalty. Unless otherwise agreed or required by applicable law, any voluntary prepayment by the Borrower will be applied first to any unpaid collection costs and late charges, then to accrued and unpaid interest, and then to principal.

         5. Events of Default. An "Event of Default" shall occur:

                  (a) if the Borrower shall default in the payment on the Note, when and as the same shall become due and payable; or

                  (b) if the Borrower shall default in the due observance or performance of any material covenant, condition or agreement on the part of the Borrower contained in this Note, and any such default shall continue for a period of five (5) days after the Company receives notice thereof; or

                  (b) if the Borrower shall default in the payment of the principal of, or any interest on, any other debt or liability of the Borrower, when and as the same shall become due and payable, if such default(s), in the aggregate, total at least $25,000; or

                  (c) if the Borrower commences any proceeding for dissolution, liquidation, winding up or cessation of its business; or

                  (d) if (i) the Borrower either (A) becomes insolvent, (B) is adjudicated insolvent or bankrupt, (C) admits in writing its inability to pay its debts, (D) comes under the authority of a custodian, receiver or trustee for it or for substantially all of its assets, or
         (E) makes an assignment for the benefit of creditors; or (ii) any proceeding under any law related to bankruptcy, insolvency, liquidation or the reorganization, readjustment or the release of debtor is commenced by or against the Borrower, and in the event any such proceeding is commenced against it, such proceeding is not dismissed within sixty (60) days of commencement.

                  As soon as practicable, but in any event within five (5) days after the Borrower becomes aware of the existence of any Event of Default, or any event or condition which after notice or lapse of time or both, reasonably could be expected to become an Event of Default, the Borrower shall notify the Holder as to the existence of such Event of Default or the nature of such event or condition.

         6. Attorney's Fees. If the indebtedness represented by this Note or any part thereof is collected in bankruptcy, receivership or other judicial proceedings or if this Note is placed in the hands of attorneys for collection after default, the Borrower agrees to pay, in addition to the principal and interest payable hereunder, reasonable attorneys' fees and costs incurred by Holder in collection.

         7. Notices. All notices and other communications provided for hereunder shall be in writing and personally delivered, delivered by nationally-recognized overnight courier, mailed, or sent by facsimile, to the applicable party's address as set forth above (or such other address as may be provided by Holder or Borrower in a notice to the other pursuant to this Section). Any notice, demand or request so delivered shall constitute valid notice under this Note and shall be deemed to have been received (i) on the day of actual delivery in the case of personal delivery, if delivered on a business day (otherwise on the next business day), (ii) on the next business day after the date when sent in the case of delivery by nationally-recognized overnight courier, (iii) on the fifth business day after the date of deposit in the U.S. mail in the case of mailing or (iv) upon receipt in the case of a facsimile transmission if received on a business day (otherwise on the next business day). Any party hereto may from time to time by notice in writing served upon the other as aforesaid designate a different mailing address or a different Person to which all such notices, demands or requests thereafter are to be addressed.

         8. No Impairment. The Borrower will not avoid or seek to avoid the observance or performance of any of the terms of this Note, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holder of this Note against impairment.

         9. Usury. Notwithstanding anything herein to the contrary, this Note is subject to the express condition that at no time shall the Borrower be obligated or required to pay interest hereunder at a rate which could subject Holder to either civil or criminal liability as a result of being in excess of the maximum contract rate which is permitted by law. If, by the terms of this Note, the Borrower is at any time required or obligated to pay interest at a rate in excess of the maximum contract rate which is permitted by law, the rate of interest under this Note shall be immediately reduced to the maximum contract rate which is permitted by law and all interest payable hereunder shall be computed at the maximum contract rate permitted by law, and the portion of all prior interest payments in excess of the maximum contract rate permitted by law shall be applied to and shall be deemed to have been payments made for the reduction of the outstanding principal balance of this Note.

         10. Waiver of Notice of Presentment. All parties to this Note, whether principal, surety, guarantor or endorser, hereby (i) waive presentment, demand for performance and notice of protest, notice of dishonor and notice of acceleration of maturity, (ii) waive any rights which they may have to require Holder to proceed against any other person or property, (iii) agree that without notice to any party and without affecting any party's liability, Holder, at any time or times, may grant extensions of the time for payment or other modification of this Note, and may add or release any party primarily or secondarily liable, and (iv) agree that Holder may apply all monies made available to it in connection with the payment of this Note either to this Note or to any other obligation of any of the parties to Holder, as Holder may elect from time to time.

         11. No Waiver; Assignment. The failure of Holder to exercise any right or remedy provided hereunder or available at law shall not be a waiver or release of such rights or remedies or the right to exercise any right or remedy at another time. Borrower may not negotiate, transfer or assign this Note without the prior written consent of the Holder. This Note is binding upon, and will inure to the benefit of, each holder, the maker, any sureties, endorsers or guarantors, and their successors and permitted assigns.

         12. Governing Law. This Note shall be construed in accordance with the laws of the State of New York without regard to the conflicts of laws provisions thereof.

         IN WITNESS WHEREOF, this Future Advance Promissory Note has been executed by the Borrower as of the day and year first above written.


                                            INNOVIVE PHARMACEUTICALS, INC.


                                            By:      /s/ Steven Kelly
                                                   -----------------------------
                                                   Name: Steven Kelly
                                                   Title: President & CEO

                                  SCHEDULE A

                              SCHEDULE OF ADVANCES


                  DATE OF ADVANCE              ADVANCE AMOUNT


                   -------------                   $------

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

                AMENDMENT NO. 1 TO FUTURE ADVANCE PROMISSORY NOTE

         AMENDMENT NO. 1 TO FUTURE ADVANCE PROMISSORY NOTE, dated June 21, 2006 (this "Amendment"), between INNOVIVE PHARMACEUTICALS, INC., a Delaware corporation ("Innovive"), and THE LINDSAY A. ROSENWALD 2000 FAMILY TRUSTS DATED DECEMBER 15, 2000 ("the "Trusts").

         WHEREAS, Innovive has issued that certain Future Advance Promissory Note dated April 27, 2006 (the "Promissory Note") to the Trusts;

         WHEREAS, Innovive anticipates consummating a private placement of its shares of Series A Convertible Preferred Stock, $0.001 par value per share (the "Series A Preferred"), pursuant to Regulation D under the Securities Act of 1933, as amended (the "Securities Act") and/or Section 4(2) of the Securities Act resulting in aggregate gross proceeds to Innovive of a minimum of $12,000,000 (the "Minimum Offering") and up to a maximum of $17,000,000, with an over-allotment option to offer for sale additional shares resulting in aggregate gross proceeds to the Company of up to $5,000,000;

         WHEREAS, the parties hereto desire to amend the Promissory Note in order to provide for the conversion of the outstanding principal and accrued but unpaid interest under the Promissory Note, effective immediately upon consummation of the Minimum Offering;

         NOW, THEREFORE, in consideration of the foregoing and for other consideration the sufficiency and receipt of which is hereby acknowledged by the parties, it is hereby agreed by and between the parties as follows.

         1. CAPITALIZED TERMS. Terms used herein but not otherwise defined shall have the meaning ascribed thereto in the Promissory Note.

         2. AMENDMENT. Section 3 of the Promissory Note is hereby amended by adding the following as the last sentence thereof:

                  "Notwithstanding the foregoing, including without limitation clause (ii) of this Section 3, in the event that the Company consummates an equity financing (whether in one transaction or a series of related transactions) in which the gross proceeds to the Company equal or exceed $12,000,000 (the "Qualified Equity Financing"), then immediately upon consummation thereof, all of the unpaid principal amount and all accrued and unpaid interest thereon shall convert into shares of equity securities offered in the Qualified Equity Financing on the same terms and conditions of such Qualified Equity Financing."

         3. HEADINGS. The headings used herein are for convenience of reference only and shall not affect the construction of, nor shall they be taken into consideration in interpreting, this Amendment.

         4. COUNTERPARTS. This Amendment may be executed in any number of separate counterparts, each of which shall be an original and all of which taken together shall constitute one and the same instrument. Facsimile counterpart signatures to this Amendment shall be acceptable and binding.

         5. APPLICABLE LAW. This Amendment shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of law.

         6. NO OTHER AMENDMENTS. Except as expressly set forth herein, the Promissory Note remains in full force and effect in accordance with its terms and nothing contained herein shall be deemed to be a waiver, amendment, modification or other change of any term, condition or provision of the Promissory Note.

         7. EFFECTIVENESS. This Amendment shall become effective immediately upon the date hereof.

         8. REFERENCES TO THE PROMISSORY NOTE. From and after the date hereof, all references in the Promissory Note and any other documents to the Promissory Note shall be deemed to be references to the Promissory Note after giving effect to this Amendment.

                                    * * * * *

         IN WITNESS WHEREOF, the parties have duly executed this Amendment No. 1 as of the date first above written.


INNOVIVE PHARMACEUTICALS, INC.             THE LINDSAY A. ROSENWALD 2000 FAMILY
                                           TRUSTS DATED DECEMBER 15, 2000

By: /s/ Steven Kelly                       By: /s/ Lester E. Lipschutz
    -----------------                          -----------------------
    Name:  Steven Kelly                       Name:  Lester E. Lipschutz
    Title: President and                      Title: Trustee
           Chief Executive Officer